Global Leader in Allogeneic Cellular Medicines for Inflammatory Diseases Operational Highlights & Financial Results for the Period Ended December 31, 2021 February 2022 ASX: MSB; Nasdaq: MESO Exhibit 99.2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward- looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Our Mission Mesoblast is committed to bringing to market innovative cellular medicines to treat serious and life-threatening illnesses

Platform Technology – Mechanism of Action Our mesenchymal precursor/stromal cells respond to and are activated by multiple inflammatory cytokines through surface receptors, resulting in orchestration of an anti-inflammatory cascade Effector B cell IL-1β TNFα IL-6 IL-17 Inflammation IDO (+ unknown factors) IDO, PGE2 TGF�� NK Activation Cytotoxicity PGE2 IDO, PGE2 TGF��, M-CSF, CCL2 IL-10 IDO, PGE2 IDO, TGF�� IL-10 Immature DC IL-1 IL-6 TNFα IL-10 Polarize M1 to M2 IFNγ Source: data on file

Late-Stage Clinical Pipeline MID-STAGE Phase 2 LATE STAGE Phase 3 COMMERCIAL This chart is figurative and does not purport to show individual trial progress within a clinical program JCR Pharmaceuticals Co., Ltd. (JCR), has the right to develop mesenchymal stromal cells (MSCs) in certain fields for the Japanese market, including for the treatment of hematological malignancies, such as Graft vs Host Disease, and for hypoxic ischemic encephalopathy (HIE). Mesoblast has the right to use safety and efficacy data generated by JCR to support its development and commercialization plans for remestemcel-L in the US and other major healthcare markets, including for GVHD and HIE Grünenthal has an exclusive license to develop and commercialize rexlemestrocel-L for chronic low back pain in Europe and Latin America/Caribbean Tasly Pharmaceuticals has exclusive rights for rexlemestrocel-L for the treatment or prevention of chronic heart failure in China Remestemcel-L Rexlemestrocel-L THERAPEUTIC AREA

Rexlemestrocel-L Chronic Low Back Pain (CLBP) due to Degenerative Disc Disease (DDD) Commercialization – Market Overview Financial Results © Lonza, reproduced with permission Manufacturing Remestemcel-L

Financial Highlights Revenues in the quarter were US$2.4 million, primarily from TEMCELL® HS Inj.1 royalties on sales for SR-aGvHD in Japan, which increased 7% on the comparative quarter last year Cash on hand at the end of the quarter was US$94.8 million, with up to an additional US$40 million available to be drawn down from existing financing facilities subject to certain milestones Mesoblast completed a refinancing of its senior secured debt facility with a new US$90 million five-year facility provided by funds managed by Oaktree Capital Management, L.P. Total Operating Activities saw a 40% reduction in net cash usage on the comparative quarter last year, to US$18.2 million in the current quarter Regulatory and manufacturing activities related to the planned Biologics License Application (BLA) resubmission for remestemcel-L in steroid-refractory acute graft versus host disease (SR-aGVHD) in children accounted for over half of this cash usage 1. TEMCELL® HS Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd.

Reduction in R&D Spend; Steady Investment in Manufacturing Decreased R&D Spend: 28% reduction ($4.0m) predominantly due to reduced spend on clinical trial activities. Steady Investment in Manufacturing: Continued build of pre-launch inventory of remestemcel-L to support the long-term commercial supply for SR-aGVHD, COVID-19 ARDS & IBD. On FDA approval, remestemcel-L inventory will be recognized on the balance sheet, currently at US$28.0 million. Non-cash Movements in Finance Costs: $4.3m increase was primarily due to the recognition of a non-cash gain on revaluation of our borrowings in the comparative quarter.

Rexlemestrocel-L Chronic Low Back Pain (CLBP) due to Degenerative Disc Disease (DDD) Commercialization – Market Overview Remestemcel-L Acute Graft Versus Host Disease (aGVHD)

Acute Graft Versus Host Disease (aGVHD) Serious and Fatal Complication of Allogeneic Bone Marrow Transplantation (BMT) PHASE 1 Host Tissue Damage by BMT Conditioning PHASE 2 Immune Cell Activation & Cytokine Storm PHASE 3 Inflammation and End Organ Damage Conditioning regimen, chemotherapy, or radiation Tissue Damage Activation of CD4 & CD8 T-cells Cytokine Storm TNF, IL-1, IL-6 IFNγ, IL-2, IL-12, IL-21, IL-22, IL-23 Macrophage input to cytokine storm Macrophage Modified from Blazar et al., Nature Reviews Immunology 12: 443 – 458

Acute Graft Versus Host Disease (aGVHD) Serious and Fatal Complication of Allogeneic Bone Marrow Transplantation (BMT) 1. HRSA Transplant Activity Report, CIBMTR, 2019; 2. Westin, J., Saliba, RM., Lima, M. (2011) Steroid-refractory acute GVHD: predictors and outcomes. Advances in Hematology; 3. MacMillan, M.L. et al. Pediatric acute GVHD: clinical phenotype and response to upfront steroids. Bone Marrow Transplant 55, 165–171 (2020); 4. Jagasia, M. et al. Risk factors for acute GVHD and survival after hematopoietic cell transplantation. Blood (2012) 119 (1): 296-307; 5. Axt L, Naumann A, Toennies J (2019) Retrospective single center analysis of outcome, risk factors and therapy in steroid refractory graft-versus-host disease after allogeneic hematopoietic cell transplantation. Bone Marrow Transplantation Extremely high unmet medical need More than 2,000 allogeneic BMTs in children and adolescents in US1 Despite prophylaxis, ~50% will develop aGVHD2 First-line treatment is corticosteroids Response rate is ~50% Children < 12 years of age have no approved treatment for steroid-refractory acute GVHD Acute GVHD Primarily Affects Skin, GI Tract, and Liver Classic skin rash; Abdominal cramps; Large volumes of diarrhea Rising serum bilirubin (indicative of liver damage or disease) Mortality as high as 70 – 90%2-5 when involving gut and liver

Remestemcel-L: Prior Clinical Data in Children with SR-aGVHD Consistent Efficacy and Safety Outcomes in a Total of 309 Children from Three Studies Remestemcel-L was used as first-line therapy in a randomized controlled Phase 3 trial of 260 patients, with SR-aGVHD, including 27 children Remestemcel-L was used as salvage therapy in an expanded access program in 241 children with SR-aGVHD, 80% of whom had Grade C/D disease, and failed institutional standard of care Remestemcel-L was used as first-line therapy in Mesoblast’s open-label Phase 3 trial in 54 children with SR-aGVHD, 89% of whom had Grade C/D disease 1. Mount Sinai Acute GVHD International Consortium (MAGIC) - a group of ten BMT centers throughout the US and Europe whose purpose is to conduct ground-breaking clinical trials in GVHD, including developing informative biorepositories that assist in developing treatments that can guide GVHD therapy; 2. Two subjects in the MAGIC cohort had follow-up <100 days; these subjects are excluded from the respective survival analyses; 3.GVHD001 had 55 randomized patients, however one patient dropped out before receiving any dose of remestemcel-L

Remestemcel-L Improved Dismal Survival in Children with SR-aGVHD 1. Adapted and redrawn from Figure 2 of MacMillan, M.L. et al. Pediatric acute GVHD: clinical phenotype and response to upfront steroids. Bone Marrow Transplant 55, 165–171 (2020); 2. Kurtzberg, J. et al. A Phase 3, Single-Arm, Prospective Study of Remestemcel-L, Ex Vivo Culture-Expanded Adult Human Mesenchymal Stromal Cells for the Treatment of Pediatric Patients Who Failed to Respond to Steroid Treatment for Acute Graft-versus-Host Disease. Biol Blood Marrow Transplant 26 (2020) 845-854

Identifying Acute GVHD Patients at High Risk of Non-Response to Treatment and Death MAGIC Algorithm Probability Biomarker Score (MBS, MAP) > 0.29 is a Validated Threshold Major-Monfried H, et al. MAGIC biomarkers predict long-term outcomes for steroid-resistant acute GVHD. Blood 2018; 131 (25): 2846-2855

Remestemcel-L Treatment Outcomes Significantly Greater Day 28 Overall Responses and Day 180 Survival in Steroid-Refractory Patients with Baseline MAP ≥ 0.29 Kasikis S et al. Bone Marrow Transplantation 2021; 56:2869–2870. Response by Baseline MAP Survival by Baseline MAP MAP > 0.29 Remestemcel-L vs MAGIC 67% vs 10%, p = 0.01  MAP > 0.29 Remestemcel-L vs MAGIC 64% vs 10%, p = 0.01  Day 28 Non-Responder Day 28 Responder Day 180 Deceased Day 180 Alive Remestemcel-L Remestemcel-L MAGIC MAGIC MAP MAP 0.8 0.6 0.4 0.2 0.0 0.8 0.6 0.4 0.2 0.0

Remestemcel-L: Regulatory & Commercial Update for SR-aGVHD Met with the FDA’s OTAT November 2021 OTAT indicated that Mesoblast’s approach to address the outstanding CMC items is reasonable OTAT indicated that the in vitro immunomodulatory activity Mesoblast intends to measure for potency is a reasonable critical quality attribute (CQA) for the product, and the relevance of this activity to clinical outcomes should be established Mesoblast has now generated substantial new data that it believes establish the relevance of the proposed in vitro immunomodulatory activity of remestemcel-L to the in vivo clinical effect of the product in the Phase 3 trial in children with SR-aGVHD, including survival and biomarkers of in vivo activity Mesoblast will provide these new data to OTAT, and address other outstanding items as required for the Biologics License Application (BLA) resubmission Mesoblast continues to be in a well-established process with FDA’s Center for Biologics Evaluation and Research (CBER), and if the resubmission is accepted, CBER will consider the adequacy of the clinical data in the context of the related CMC issues noted above

Rexlemestrocel-L Chronic Low Back Pain (CLBP) due to Degenerative Disc Disease (DDD) Commercialization – Market Overview Remestemcel-L Acute Respiratory Distress Syndrome (ARDS) due to COVID-19

Remestemcel-L: Acute Respiratory Distress Syndrome (ARDS) due to COVID-19 Clinical Need for Therapeutic Remains High COVID-19 is a respiratory virus with a high mortality due to a severe inflammatory condition of the lungs called acute respiratory disease syndrome (ARDS) ARDS is caused by cytokine storm in lungs of patients infected with COVID-19 and is the primary cause of death High infection rates continue and new variants of COVID-19 are emerging globally. Hospitalizations remain high with significant numbers of patients in ICU and on ventilators The ongoing mortality rates underline the high unmet clinical need for new therapies in hospitalized patients who are at risk of developing ARDS Remestemcel-L has the potential to tame the cytokine storm in ARDS and may offer a life-saving treatment for those suffering from COVID-19 Mesoblast intends to move forward with the pivotal trial for EUA, with reference to the aGVHD BLA for product potency assay in place prior to trial commencement

Greatest Mortality Reduction & Improved ARDS Severity* seen in Remestemcel-L Treated Patients < 65 years Modified Intent to Treat (mITT) Patients < 65 years old (n=123) Remestemcel-L vs Control * Measured as resolution and/or improvement of ARDS as defined by the Berlin criteria at Days 7, 14, 21, and 30 post-randomizations

Remestemcel-L Plus Dexamethasone Shows Synergy in Mortality Reduction and Improvement in ARDS Severity* in Exploratory Population < 65 years old Treated Patients (mITT) < 65 years old on Dexamethasone (n=73) through 90-Days * Measured as resolution and/or improvement of ARDS as defined by the Berlin criteria at Days 7, 14, 21, and 30 post-randomizations

Remestemcel-L: Regulatory Pathway to Potential EUA for COVID-19 ARDS The FDA has advised Mesoblast that an additional clinical study in COVID ARDS, if statistically positive, could provide a dataset in conjunction with the recently completed 222 patient clinical study that might be sufficient to support an emergency use authorization (EUA) The 222 patient study was conducted by the US National Institutes of Health–funded Cardiothoracic Surgical Trials Network of investigators FDA indicated that potency assays must be established and agreed prior to commencement of the proposed Phase 3 clinical trial FDA provided guidance that the existing COVID ARDS Investigational New Drug (IND) file and future submissions for remestemcel-L in this indication may continue to cross-reference manufacturing and potency assay information in BLA for pediatric SR-aGVHD Mesoblast plans to move forward with an additional Phase 3 trial in COVID-19 ARDS with the next step being to agree on the final protocol with FDA and the trial clinical investigators mesoblast Remestemcel-L Inflammatory Bowel Disease Ulcerative Colitis & Crohn’s Disease

1. Crohn’s and Colitis Foundation; 2. Lightner AL. Surgery for Inflammatory Bowel Disease in the ERA of Biologics. J Gastroinest Surg. 2020 Vol 24: 1430-1435; 3. CDC Facts and Figures 2015; 4. Globaldata Pharmapoint 2018; 5. Dahlhamer JM, MMWR Morb Mortal Wkly Rep. 2016;65(42):1166–1169 More than three million people (1.3%) in the US alone have inflammatory bowel disease1 Approximately 33,000 new cases of Crohn’s disease and 38,000 new cases of ulcerative colitis diagnosed every year3-5 Remestemcel-L: Inflammatory Bowel Disease Potential Localized Treatment for Ulcerative Colitis & Crohn’s Colitis Refractory to Biologics - High Unmet Need Up to 80% of patients with medically-refractory Crohn’s disease and 20% of patients with medically-refractory ulcerative colitis eventually require surgical treatment of their disease1,2 Which can have a devastating impact on quality of life Treatment Options Ulcerative Colitis Affects the colon causing inflammation of the inner lining of the bowel Burden of Illness Market Opportunity Despite recent advances, approximately 30% of patients are primarily unresponsive to anti-TNFα agents Among responders, up to 10% will lose their response to the drug every year1,2 Crohn’s Disease Can present anywhere along the GI tract – usually in lower part of small bowel and upper colon. Can penetrate through intestinal layers from inner to outer

Remestemcel-L: Ulcerative Colitis & Crohn’s Colitis Results of First Patient Cohort from Randomized Controlled Study Presented at Congress of European Crohn’s and Colitis Organisation (ECCO) The immunomodulatory effects of remestemcel-L on GI inflammation is being further evaluated in a randomized, controlled study of remestemcel-L by direct endoscopic delivery to areas of inflammation in patients with medically refractory ulcerative colitis or Crohn’s colitis A single local delivery of remestemcel-L by colonoscopy resulted in rapid mucosal healing and disease remission in these refractory patients at high risk of progression to surgery The study at Cleveland Clinic will randomize up to 48 patients with medically refractory ulcerative colitis or Crohn’s colitis in a 2:1 fashion to receive a single intervention with remestemcel-L or placebo. Medically refractory ulcerative colitis and Crohn’s colitis patients are defined as having active disease for at least 6 months and having lost response to at least one monoclonal antibody (anti-TNF or anti-integrin)

Remestemcel-L: Ulcerative Colitis & Crohn’s Colitis Results of First Patient Cohort from Randomized Controlled Study Presented at Congress of European Crohn’s and Colitis Organisation (ECCO) Key results of the interim analysis performed in the first 12 enrolled patients were as follows: All UC patients treated with remestemcel-L had improved clinical and endoscopy scores within 2 weeks, as defined by the Mayo clinical score and Mayo endoscopic severity (MES) score, and all achieved clinical and endoscopic remission by 2 weeks All UC patients were extremely satisfied or satisfied with remestemcel-L treatment at 3 months, based on the inflammatory bowel disease patient reported treatment impact (IBD-PRTI), and response was described as excellent or good in all patients All Crohn’s colitis patients treated with remestemcel-L showed treatment remissions or responses by three months, as measured by the Simple Endoscopy Score for Crohn’s Disease (SES-CD) (mean score 17 at baseline decreased to 5 at 3 months) Remestemcel-L treatment resulted in reduction of fecal calprotectin, a validated biomarker of disease activity,10 from mean of 231 at baseline to 67 at 3 months, indicative of remission In controls with UC and Crohn’s colitis over 3 months, endoscopy scores increased, fecal calprotectin levels increased from a mean of 330 to 505, and clinical responses were described as poor or unchanged

Rexlemestrocel-L Chronic Low Back Pain (CLBP) due to Degenerative Disc Disease (DDD) mesoblast

1. Williams, J., NG, Nawi, Pelzter, K. (2015) Risk factors and disability associated with low back pain in older adults in low-and middle-income countries. Results from the WHO Study on global ageing and adult health (SAGE). PloS One. 2015; 10(6): e0127880., 2. Simon, J., McAuliffe, M., Shamim, F. (2015) Discogenic Low Back Pain. Phys Med Rehabil Clin N Am 25 (2014) 305–317., 3.Decision Resources: Chronic Pain December 2015., 4. LEK & NCI opinion leader interviews, and secondary analysis., 5. Navigant: Commercial Assessment for a Proprietary Cell-Based Therapy for DDD in the U.S. and the EU3 – August 2014., 6. HealthCare Utilization and Cost of Discogenic Lower Back Pain in the US – Anthem/HealthCore. Back pain causes more disability than any other condition1 Inflicts substantial direct and indirect costs on the healthcare system,1 including excessive use of opioids in this patient population Over 7m patients are estimated to suffer from CLBP due to degenerative disc disease (DDD) in each of the U.S. and E.U.5 3,4,5 Rexlemestrocel-L A New Paradigm for Treatment of Chronic Low Back Pain due to Degenerative Disc Disease Minimal treatment options for patients with chronic low back pain (CLBP) who fail conservative therapy include opioids and surgery 50% of opioid prescriptions are for CLBP3 Durable improvement in pain has potential to reduce opioid use and prevent surgical intervention Burden of Illness Treatment Options Market Opportunity

The Patient Treatment Journey Rexlemestrocel-L Potential for First-Line CLBP associated with DDD, Refractory to Conservative Treatment Rexlemestrocel-L targeting moderate-to-severe DCLBP Epidural steroid injections (off-label) Radio frequency ablation Spinal cord stimulation Intrathecal pumps Weak opioid analgesics (e.g., tramadol) Strong opioid analgesics (e.g., oxycodone) Opioid Analgesics Interventional Therapies

McCann MR and Seguin CA. Notochord Cells in Intervertebral Disc Development and Degeneration. J. Dev. Biol. 2016, 4(1), 3 Chronic Low Back Pain Inflammation is at the Core of Degenerative Disc Disease

M1=pro-inflammatory macrophage; IL-1β=interleukin-1 beta (pro-inflammatory cytokine); TNFα=Tumour Necrosis Factor alpha (pro-inflammatory cytokine); M2=anti-inflammatory macrophage Technology Platform – Mesenchymal Precursor Cells (MPC) Potential Mechanisms of Action in Treating Inflammatory Disc Disease

Phase 3 Trial Outcomes – Rexlemestrocel-L for Chronic Low Back Pain Single Injection of Rexlemestrocel-L + HA Results in >Three Years of Pain Reduction Positive results from a single injection of MPC + Hyaluronic Acid (HA) carrier include: No appreciable differences in the safety profile of subjects treated with Rexlemestrocel-L, Rexlemestrocel-L+HA or saline control Achievement of significant and durable reductions in CLBP (mean change from baseline in back pain intensity) through 36 months across the entire evaluable study population (n=404) compared with saline controls Greatest pain reduction was observed in the pre-specified population of subjects with CLBP duration shorter than the baseline study median of 68 months (n=202) with significantly greater reduction (nominal p-value < 0.05) at all time points analyzed over 36 months compared with saline controls Significantly greater pain reduction in the pre-specified patient subset of opioid users (n=168) at all time-points compared with saline controls and by 36 months there was a significant increase in the proportion of patients that came off opioids altogether

Phase 3 Trial: Outcome LS Mean Change in Low Back Pain from Baseline - Entire Study (n=404) * * * = nominal p-value < 0.05 MPC+HA vs. Placebo All Subjects Rexlemestrocel-L+HA Demonstrated significant reductions in pain at 12 and 24 months

-10 -20 -30 -40 Month 1 Month 3 Month 6 Month 12 Month 18 Month 24 Month 36 Phase 3 Trial: Outcome LS Mean VAS Change in Low Back Pain from Baseline - Duration CLBP < 68 Month Median Baseline Duration (n=202) *** *** *** *** ** * * Nominal p-values * = p < 0.05; ** = p < 0.01; *** = p < 0.001 MPC+HA vs. Placebo Duration < Median Rexlemestrocel-L +HA Demonstrated significant reductions in pain over 36-months

Phase 3 Trial: Outcome Rexlemestrocel-L + HA Increased the Proportion of Patients with Baseline Opioid Use Who Were Not Taking an Opioid at 36 Months * = p < 0.05 MPC+HA vs. Placebo * * Opioid Users Rexlemestrocel-L+HA Significant increase in patients who came off opioids

Next Steps for Rexlemestrocel-L in Chronic Low Back Pain Recently received feedback from the FDA Office of Tissues and Advanced Therapies (OTAT) on the Phase 3 program OTAT agreed with Mesoblast’s proposal for mean pain reduction at 12 months to serve as the primary endpoint of the next trial, with mean functional improvement and reduction in opioid use as secondary endpoints A key objective is to demonstrate durable reduction in pain and position rexlemestrocel-L as a potential opioid-sparing agent The planned upcoming US trial will include at least 20% of subjects from the EU to support submissions to both FDA and EMA

Rexlemestrocel-L Chronic Low Back Pain (CLBP) due to Degenerative Disc Disease (DDD) Commercialization – Market Overview Rexlemestrocel-L Chronic Heart Failure with Reduced Ejection Fraction (HFrEF)

M1=pro-inflammatory macrophage; IL-6=interleukin 6 (pro-inflammatory cytokine); IL-1β=interleukin-1 beta (pro-inflammatory cytokine); TNFα=Tumour Necrosis Factor alpha (pro-inflammatory cytokine); IL-1-=interleukin 10 (anti-inflammatory cytokine); M2=anti-inflammatory macrophage Rexlemestrocel-L: Proposed Mechanism of Action Intra-Cardiac Administration in Treatment of both Heart Failure & Large Vessel Atherosclerosis Mesenchymal precursor cells (MPC) beneficially act the heart and the systemic vasculature: Reduce cardiac / systemic inflammation Reversal of endothelial dysfunction Induce microvascular networks within viable heart muscle Reduce heart muscle death Modified from Borow KM, Yaroshinsky A, Greenberg B, Perin E. Phase 3 DREAM-HF Trial of Mesenchymal Precursor Cells in Chronic Heart Failure: A Review of Biological Plausibility and Implementation of Flexible Clinical Trial Design. Circ Res. 2019;125:265-281

DREAM-HF Phase 3 Trial in HFrEF Rexlemestrocel-L Reduced Incidence of 3-Point Composite MACE - CV Death, MI or Stroke - Compared to Controls Across All 537 Treated Patients Kaplan-Meier log rank statistics MACE=Major Adverse Cardiovascular Event; TTFE=Time To First Event; MI=Myocardial Infarction (Heart Attack)

DREAM-HF Phase 3 Trial in HFrEF 3-Point Composite MACE, High-Risk Patients (Myocardial Ischemia &/or Diabetes), and Inflammation Kaplan-Meier log rank statistics REX 22/112 (19.6%) vs CTRL 39/100 (39.0%) HR 0.457 95% CI (0.270, 0.773) P-value = 0.003 Risk ↓ Due to REX = 54% Days from Day 0 Treatment Ischemic &/or Diabetics with hsCRP ≥2 (n=212) Absence of 3-Point Composite MACE REX 44/193 (22.8%) vs CTRL 67/192 (34.9%) HR 0.634 95% CI (0.434, 0.928) P-value = 0.019 Risk ↓ Due to REX = 37% MACE=Major Adverse Cardiovascular Event; TTFE=Time To First Event; IMM=Irreversible Morbidity or Mortality; hs-CRP=High-Sensitivity C-Reactive Protein (a measure of systemic inflammation)

Investigational Agents Evaluated for Cardiovascular Risk Reduction Using 3-Point IMM MACE* Comparison With Rexlemestrocel-L in Patients With Myocardial Ischemia &/or Diabetes * TTFE Composite for non-fatal MI, or non-fatal stroke, or cardiovascular death Wang CCL, et al. Circulation; 2019; 139: 1741-1743; McGuire DK, et al. JAMA Cardiology 2021; 6: 148-158

Rexlemestrocel-L: Conclusions & Key Next Steps in HFrEF Transendocardial delivery of 150 million allogeneic MPCs (rexlemestrocel-L) was safe and did not elicit any clinically meaningful immune-related responses Over a mean follow-up of 30 months, a single rexlemestrocel-L dose on top of maximal standard of care significantly reduced: Composite of cardiovascular death or non-fatal MI or non-fatal stroke in all 537 patients A hierarchical analysis of pre-specified risk stratification showed greatest benefit in patients with myocardial ischemia and/or diabetes (72% of total treated population) In controls (treated with maximal current therapies for heart failure), the presence of myocardial ischemia and/or diabetes resulted in 1.9-fold greater risk of 3-Point MACE versus other control patients with heart failure Rexlemestrocel-L reduced 3-Point MACE in myocardial ischemics and/or diabetics by 37% Greatest benefit in patients with elevated CRP at baseline with reduction in 3-Point MACE of 54% (n = 212) Mesoblast to formally submit to FDA its new analyses of outcomes in high-risk HFrEF patients with diabetes and/or myocardial ischemia to agree on a potential pathway to approval

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